February 23, 2021

VIA EDGAR CORRESPONDENCE

Tetyana Aldave

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II
Registration Statement on Form S-3
Filed February 12, 2021
File No. 333-253088

Dear Ms. Aldave:

We are writing on behalf of ProShares Trust II (the “Trust”) to respond to the Staff’s comments provided to us during our telephone conversation on February 19, 2021, in connection with the Staff’s review of the above-referenced Registration Statement.

The Staff’s comments and questions, as well as the Trust’s responses, are set forth below.

1.	Comment: Update and revise the Calculation of Registration Fee table and accompanying footnotes on the facing page of the Registration Statement.

Response: The Calculation of Registration Fee table and accompanying footnotes on the facing page of the prospectus has been revised.

2.

Comment: In light of the significant and rapid increase in creation activity experienced by ProShares Ultra VIX Short-Term Futures ETF (“UVXY”) in February 2021, consider whether or not any changes to the fund’s prospectus disclosure is appropriate. In particular, consider the following risk factors: “Correlation and Performance Risks Specific to the Geared Funds”, “Financial markets, including the Financial Instruments used by a Fund, may be subject to unusual trading activity, volatility, and potential fraud and/or manipulation by third parties”, and “Investors may be adversely affected by redemption or creation orders that are subject to postponement, suspension or rejection under certain circumstances”.

Response: The recent increase in creation activity experienced by UVXY in February 2021 has not had a significant impact on the performance of the Fund and the Sponsor has not observed any significant impact on secondary market trading of Fund Shares. Notwithstanding the foregoing, the referenced risk factors have been revised. The prospectus now discloses that UVXY experienced a period of significant and rapid increases in creation activity in February 2021, and the Sponsor has enhanced the disclosure concerning risks that could potentially arise as a result of significant and/or rapid increases in creation activity and the size of the Fund.

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We believe that the prospectus revisions reflected in pre-effective amendment no. 1 to the Registration Statement adequately address the Staff’s comments. If you or any other Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Capital Management LLC

Senior Director, Counsel

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